6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME COMPLETES ACT 1 ENROLMENT

Vancouver, Canada, October 12, 2004 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today  announced that it has completed patient enrolment in its Phase 3 atrial fibrillation trial, ACT 1.

The study measures the safety and efficacy of intravenous RSD1235 in 420 patients with atrial fibrillation or flutter. The last patient was enrolled on October 5, 2004. The study is focused on recent-onset atrial fibrillation patients, but also includes sub-studies of 60 patients with atrial flutter, and 120 patients with longer-term atrial fibrillation. The primary efficacy endpoint is acute conversion of  atrial arrhythmia to normal heart rhythm in the recent-onset patients. Safety observations focus on sensory and  cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias.

The ACT 1 study (Atrial arrhythmia Conversion Trial 1) seeks to confirm the findings of Cardiome’s Phase 2 proof- of-concept trial. In that 55-subject study, intravenous RSD1235 terminated atrial fibrillation in 61% of recent-onset  patients, compared to a 5% placebo rate of conversion. No side-effect arrhythmias were observed.

“We are pleased with the way in which this study has been executed by the Cardiome clinical team, significantly ahead  of original time estimates” stated Dr. Alan Moore, Executive VP of Clinical and Regulatory Affairs at Cardiome. “Now our clinical contractor and our commercial partner Fujisawa Healthcare Inc. can proceed to database lock, data  analysis, and release of top line and detailed data.”

The placebo-controlled study is being carried out in 45 centers in the US, Canada, and Scandinavia. ACT 1 is one of  three Phase 3 studies Cardiome and Fujisawa are currently conducting for intravenous RSD1235 applied to the  treatment of atrial fibrillation. Cardiome expects to release top-line results from the ACT 1 study prior to year-end.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug  programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart  failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration  treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235  selectively blocks ion channels in the heart that are known to be active during episodes of AF.  Cardiome has now  initiated three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept intravenous dosing study completed in  2002, RSD1235 terminated atrial fibrillation in 61% of patients, compared to a 5% placebo rate. In an oral dosing  study in humans also completed in 2002, RSD1235 was shown to have high oral bioavailability, suggesting it could be  used for chronic oral treatment of AF.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF. Cardiome also has a program, currently under internal review, applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.